APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sol's Barcade, LLC
Income Statement - unaudited
For the periods ended June 30, 2023

	Current Period	Prior Period
	30-Jun-23	**31-Dec-22**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Sol's Barcade, LLC
Balance Sheet - unaudited
For the period ended June 30 2023

	Current Period		Prior Period	
	30-Jun-23		**31-Dec-22**	
ASSETS				
Current Assets:				
Cash	$	20,000.00	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		6,000.00		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		26,000.00		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		1,200.00		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		1,200.00		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	27,200.00	$	-
LIABILITIES				
Current Liabilities:		0		
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		27,200.00	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		27,200.00	-
TOTAL LIABILITIES & EQUITY	$	27,200.00	$ -
Balance Sheet Check		-	-

Sol's Barcade, LLC
Statement of Cash Flow - unaudited
For the period ended 06-30-2023

	Current Period	Prior Period
	30-Jun-23	31-Dec-22
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Cameron Aaron Carlotti, certify that:

1. The financial statements of Sol's Barcade included in this Form are true and complete in all material respects; and
2. The tax return information of Sol's Barcade has not been included in this Form as Sol's Barcade was formed on 08/25/2022 and has not filed a tax return to date.

Signature   *Cameron Aaron Carlotti*

Name: Cameron Aaron Carlotti

Title: Owner